FURY
GOLD MINES

Suite 900, 34 King Street East
Toronto, Ontario, Canada, M5C 2X8
Telephone No.: 844-601-0841

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "**Meeting**") of the holders ("**Shareholders**") of common shares ("**Common Shares**") of Fury Gold Mines Limited ("**Fury Gold**" or the "**Company**") will be held virtually at: http://web.lumiagm.com/469793926 on June 24, 2021 at 1:00 p.m. (Toronto time) for the following purposes:

1. to receive the audited financial statements of the Company for its fiscal year ended December 31, 2020 and the report of the auditor thereon;
2. to set the number of directors to be elected to the board of directors ("**Board**") at seven (7);
3. to elect directors of the Company for the ensuing year;
4. to appoint Deloitte LLP as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Shareholders of the Company and to authorize the Board to fix the auditor's renumeration;
5. to consider and, if thought fit, pass, with or without amendment, a special resolution to confirm and approve certain amendments to the Company's articles of incorporation (the "**Articles**"); and
6. to transact such other business as may properly come before the Meeting.

No other matters are contemplated for consideration at the Meeting: however, any permitted amendment to or variation of any matter identified in this Notice of Meeting (the "**Notice**") may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

Copies of the Notice, the Company's management information circular (the "**Circular**"), the form of proxy, and the financial statements (together "**Proxy Materials**") are posted on the Company's website at https://furygoldmines.com/investors/agmmaterials/ and are filed on SEDAR under the Company's profile at www.sedar.com.

The Circular contains details of matters to be considered at the Meeting. **Please review the Circular before voting.**

This year, to proactively deal with issues arising from the public health impact of the coronavirus ("COVID-19") pandemic, to comply with government and public health directives regarding physical distancing, and to limit and mitigate risks to the health and safety of its Shareholders, employees, directors, and other stakeholders, the Company will be holding the Meeting by live audio webcast only. Shareholders will be able to participate in the Meeting and vote their Common Shares while the virtual Meeting is being held; Shareholders will not be able to attend the meeting in person. The Company hopes that hosting the Meeting using the platform Lumi helps enable greater participation by allowing Shareholders from all geographical locations to attend the meeting while minimizing the health risk that may be associated with large gatherings.

Shareholders who are unable to attend the Meeting and who wish to ensure that their Common Shares will be voted at the Meeting are asked to complete, date, and sign the enclosed form of proxy, or another suitable form

of proxy, and physically or electronically deliver it, for receipt by 1:00 p.m. (Toronto time) on June 22, 2021, in accordance with the instructions set out in the form of proxy and in the Circular.

If you hold your Common Shares in a brokerage account or through another intermediary, you are a non-registered Shareholder. Non-registered Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form that they have received to ensure that their Common Shares will be voted at the Meeting.

BY ORDER OF THE BOARD

"Michael Timmins"

Michael Timmins
President, Chief Executive Officer and Director